BlackRock Funds II (the "Registrant")

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

Copies of (i) the Registrant's Amended and Restated
Certificate of Classification of Shares dated November 15,
2012, and filed with the Registrant's books and records, are attached under sub-item 77Q1(a).